If you are considering selling your shares in Sentio Healthcare Properties, Inc. to MacKenzie Patterson Fuller, LP, please read this first.

February 14, 2012

Dear Shareholder:

On February 8, 2012, we learned of an offer by MacKenzie Patterson Fuller, LP (“MacKenzie”), to purchase a maximum of 1,000,000 shares of Sentio Healthcare Plus, Inc. (the “Company”) at a price of $2.50 per share, in cash.

You should be aware that the Company is in not in any way affiliated with MacKenzie. In addition, we do NOT believe that this offer is in the best interest of our shareholders. Offers of this type are often an attempt to profit at your expense. In this case the offer price of $2,50 per share represents over a 70% discount to the Net Asset Value of $9.02 per share that the Company reported in an 8-k filing on December 22, 2011. We believe that MacKenzie’s offer to purchase shares at a substantial discount to the recently announced NAV is an opportunistic attempt to make a profit. It is our STRONG RECOMMENDATION THAT YOU REJECT THE REFERENCED OFFER TO TENDER YOUR SHARES IN THE COMPANY. TO REJECT THE OFFER, SIMPLY DO NOT RESPOND TO ANY METERIALS YOU MAY HAVE RECEIVED.

This recommendation is being made after carefully considering several factors. The enclosed document is a copy of the Schedule 14D-9, which we filed with the SEC in response to MacKenzie’s offer. Please take time to read it before making your decision. The Schedule 14D-9 will give you a more detailed description of the reasons why we believe strongly that the offer is not in stockholders’ best interest.

We greatly appreciate the opportunity to serve you as a shareholder in Sentio Healthcare Properties, Inc. If you have any questions regarding this matter, please feel free to call our investor relations team at 888 811 1753.

Sincerely,

John Mark Ramsey

President and CEO